Exhibit (a)(1)(B)

To:	Equity Award Exchange Eligible Associates

From:	Howard Lester

Date:	Monday, March 16, 2009

Subject:	Equity Award Exchange Program

The following message is being sent to associates who are eligible for the Equity Award Exchange Program. This message is being delivered via e-mail to associates with a corporate e-mail address and via U.S. mail to associates without one.

Dear Associate,

Today, I am pleased to announce that we are offering you the opportunity to participate in our shareholder-approved Equity Award Exchange Program (the “Exchange”).

The commitment and contributions of our associates has always been key to our success, and we strive to recognize and reward you for your efforts. One of the ways we do this is by awarding stock options and Stock-Settled Stock Appreciation Rights (SSARs) to our associates to make a direct link between their performance and our Company’s results.

As we are all aware, our stock price has significantly declined over the past few years, and many outstanding stock options and SSARs are now “underwater.” As a result, these awards are not meeting our goal of motivating our associates. The Exchange will allow you the opportunity to obtain restricted stock units in exchange for certain underwater awards.

As this Exchange is a new process, we have prepared a number of resources to help you understand its terms and conditions. These resources include a high level guide to the Exchange, a website to help you understand the choices available to you and the main offer document, formally named the “Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights.” The guide is attached to this message and contains instructions for entering the website for the first time.

However, as the guide is a summary only, we encourage you to read the “Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for Restricted Stock Units” as well as the other documents available. The website is located at https://wsiequityawardexchange.com, and all of the documents describing the offer are available on the website. Please log in to review this important information. The full set of Exchange documents is also available on the Securities and Exchange Commission’s website at www.sec.gov.

I invite you to join an information session XXXXX, March XX, 2009 in person or by phone in the XXXXX from XX:XX – XX:XX Pacific Time. I hope that you will participate in this important session to gain an understanding of the Exchange and its potential to deliver real value to you.

In the meantime, if you have any questions, please contact the Compensation Department at (415) 616-7778 or by email at wsiequityawardexchange@wsgc.com.

Thank you,

/s/ Howard Lester
Howard Lester
Chairman of the Board & CEO
Williams-Sonoma, Inc.

To:	Equity Award Exchange Eligible Associates

From:	WSI Equity Award Exchange

Distro Date:	Monday, March 16, 2009

Subject:	Equity Award Exchange Program – Information Session

The following meeting request is being sent to associates who are eligible for the

Equity Award Exchange Program. Please respond to indicate your attendance.

Equity Award Exchange Program

Information Session

XXXXX, March XX, 2009

XX:XX – XX:XX Pacific Time

XXXXX

(8XX) XXX—XXXX (passcode: XXXXXX)

As you saw in the message from Howard, you are being invited to attend an important information session to learn more about the Equity Award Exchange Program.

Please make every effort to join us. Thank you.